Brookfield

2023

Q3 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield Renewable Partners L.P.

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2023
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 is provided as of November 3, 2023. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2023 Highlights	3	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	25
Part 2 – Financial Performance Review on Consolidated Information	6	Consolidated statements of cash flows	26
		Shares and units outstanding	27
		Dividends and distributions	28
Part 3 – Additional Consolidated Financial Information	8	Contractual obligations	28
Summary consolidated statements of financial position	8	Supplemental guarantor financial information	28
Related party transactions	9	Off-statement of financial position arrangements	29
Equity	12
		Part 6 – Selected Quarterly Information	30
Part 4 – Financial Performance Review on Proportionate Information	14	Summary of historical quarterly results	30

Proportionate results for the three months ended September 30	14	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	35
Reconciliation of non-IFRS measures	19
Contract profile	22	Part 8 – Presentation to Stakeholders and Performance Measurement	37

Part 5 – Liquidity and Capital Resources	23	Part 9 – Cautionary Statements	41
Capitalization and available liquidity	23
Borrowings	24

PART 1 – Q3 2023 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022
Select financial information
Revenues	$1,179	$1,105	$3,715	$3,515
Net loss attributable to Unitholders	(64)	(136)	(135)	(213)
Basic and diluted loss per LP unit(1)	(0.14)	(0.25)	(0.34)	(0.44)
Proportionate Adjusted EBITDA(2)	507	495	1,652	1,541
Funds From Operations(2)	253	243	840	780
Funds From Operations per Unit(2)(3)	0.38	0.38	1.29	1.21
Distribution per LP unit	0.34	0.32	1.01	0.96

Operational information
Capacity (MW)	25,902	23,617	25,902	23,617
Total generation (GWh)
Long-term average generation	16,800	13,914	52,989	45,291
Actual generation	15,870	14,906	52,698	46,590

Proportionate generation (GWh)
Long-term average generation	7,112	6,905	23,385	22,471
Actual generation	6,533	6,440	22,316	21,843
Average revenue ($ per MWh)	88	88	88	86
(1)For the three and nine months ended September 30, 2023, average LP units totaled 288.8 million and 280.6 million, respectively (2022: 275.2 million and 275.2 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three and nine months ended September 30, 2023 were 666.9 million and 654.2 million, respectively (2022: 645.9 million and 645.8 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2023	December 31, 2022
Liquidity and Capital Resources
Available liquidity	$4,392	$3,695
Debt to capitalization – Corporate	14%	11%
Debt to capitalization – Consolidated	38%	39%
Non-recourse borrowings – Consolidated	89%	91%
Fixed rate debt exposure on a proportionate basis(1)	97%	97%
Corporate borrowings
Average debt term to maturity	10 years	11 years
Average interest rate	4.3%	4.1%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	12 years
Average interest rate	5.4%	4.9%
(1)Total floating rate exposure is 10% (2022: 10%) of which 7% (2022: 7%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

Operations
Funds From Operations of $253 million or $0.38 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, both from acquisitions and 2,800 MW of new development projects reaching commercial operation in the past 12 months;
•Strong asset availability across our fleet; and
•Higher realized prices across most markets on the back of inflation escalation and commercial initiatives
After deducting non-cash depreciation, foreign exchange and derivative gains or loss and other, net loss attributable to Unitholders for the three months ended September 30, 2023 was $64 million.
We continued to focus on being the partner of choice to procure power
•Signed contracts to deliver an incremental 5,700 GWh per year of generation, including 4,100 GWh to corporate offtakers where we continue to see accelerating demand
Liquidity and Capital Resources
Our access to diverse pools of capital, including private institutional capital, backed by our investment grade balance sheet, continues to provide resiliency and a strategic advantage particularly during market volatility
•Liquidity position remains robust, with $4.4 billion of total available liquidity at the end of the quarter, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Completed over $10 billion in financings across the business during the year and expect to raise an additional $8 billion by year-end
•Over the last 18-months we executed asset recycling activities that have generated proceeds of approximately $1.4 billion (approximately $600 million net to Brookfield Renewable). We recently agreed to the sale of a 150 MW solar facility in Europe that we commissioned earlier this year for $100 million, representing almost three times our invested capital
Growth and Development
During the quarter, together with our institutional partners, we have committed to invest approximately $2.2 billion (approximately $450 million net to Brookfield Renewable) of capital across various investments, including:
•Formed a partnership with Axis Energy, a leading renewable energy developer in India, through an existing relationship, creating a new development platform in India with 1.2 GW of advanced stage projects and another 5 GW of pipeline projects. Under the agreement we are targeting to invest up to $850 million (up to $170 million net to Brookfield Renewable) over the next 3-years to develop approximately 2.5 GW of wind and solar capacity; and
•Subsequent to the quarter, we agreed to acquire Banks Renewables for ~$600 million (~$120 million net to Brookfield Renewable), a leading independent UK renewables developer with approximately ~260 MW onshore wind assets, ~800 MW near-term development and another 3 GW of later stage projects

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

We are making progress closing our previously announced highly accretive M&A transactions:
•Subsequent to the quarter, together with our institutional partners we closed the acquisition of 50% of X-Elio, our leading global solar developer, bringing our ownership interest in that business to 100%. We also closed the acquisition of Deriva Energy (formerly Duke Energy Renewables), one of the largest renewable platforms in the U.S. with 5.9 GW of operating and under construction wind, utility scale solar and storage assets, and a 6.1 GW development pipeline
•We have advanced regulatory approval process for our acquisition of Westinghouse Electric, and we expect to satisfy all conditions to closing this week with closing imminently thereafter
•We have received authorizations for our acquisition of Origin Energy from the Australian Competition and Consumer Commission in October, and received a unanimous recommendation from Origin’s board having increased our offer to the top end of their independent expert’s valuation range providing a compelling opportunity for Origin’s shareholders to realize the value of their investment. With the shareholder vote scheduled for late November, we expect to close the acquisition in early 2024

We continued to accelerate our development activities
•We continue to be successful pulling forward projects, scaling our development to meet growing demand for clean power, with approximately 5,000 MW on track for commissioning this year, and 7,000 and 8,000 MW on track for delivery in 2024 and 2025, respectively. We expect newly commissioned capacity this year to contribute approximately $66 million in additional Funds From Operations annually and commissioned capacity in the following two years to contribute a combined $180 million in additional Funds From Operations annually

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022
Revenues	$1,179	$1,105	$3,715	$3,515
Direct operating costs	(496)	(344)	(1,322)	(1,060)
Management service costs	(43)	(58)	(155)	(199)
Interest expense	(370)	(313)	(1,166)	(873)
Depreciation	(448)	(385)	(1,335)	(1,175)
Income tax recovery (expense)	(21)	8	(64)	(70)
Net income (loss)	$24	$(77)	$352	$78
	Average FX rates to USD
C$	1.34	1.31	1.35	1.28
	€0.92	0.99	0.92	0.94
R$	4.88	5.25	5.01	5.13
COP	4,048	4,375	4,413	4,068
Variance Analysis For The Three Months Ended September 30, 2023
Revenues totaling $1,179 million represents an increase of $74 million over the same period in the prior year due to the growth of our business, stronger resources and higher realized prices. Recently acquired and commissioned facilities contributed 1,189 GWh of generation and $55 million to revenues, which was partly offset by our recently completed asset sales that reduced generation by 325 GWh and revenues by $25 million. On a same store, constant currency basis, revenue increased by $6 million as the benefits from higher realized prices across most markets on the back of inflation escalation and commercial initiatives were partially offset by lower average revenue per MWh at our European wind and solar assets as a result of adjustments to the regulated price earned in Spain that decreased revenues but has no impact on the value of the asset given the regulatory construct.
The weakening of the U.S. dollar relative to the same period in the prior year across most currencies increased revenues by $38 million, which was partly offset by a $25 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $496 million represents an increase of $152 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities including the growth of our business, higher power purchases in Colombia, which are passed through to our customers and the above noted weakening of the U.S. dollar, which were partially offset by our recently completed asset sales.
Management service costs totaling $43 million represents a decrease of $15 million over the same period in the prior year.
Interest expense totaling $370 million represents an increase of $57 million over the same period in the prior year due to financing initiatives to fund growth.
Depreciation expense totaling $448 million represents an increase of $63 million over the same period in the prior year due to the growth of our business and the weakening of the U.S. dollar relative to prior year.
Net income totaling $24 million represents an increase of $101 million over the prior year primarily due to the above noted items and the benefit of a gain on sale of non-core wind assets recognized in the quarter.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

Variance Analysis For The Nine Months Ended September 30, 2023
Revenues totaling $3,715 million represents an increase of $200 million over the same period in the prior year due to the growth of our business and higher realized prices. Recently acquired and commissioned facilities contributed 4,383 GWh of generation and $163 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 712 GWh and revenue by $51 million. On a same store, constant currency basis, revenues increased by $158 million primarily due to higher realized prices across most markets on the back of inflation escalation and commercial initiatives partially offset by lower average revenue per MWh at our European wind and solar assets as a result of an adjustment to the regulated price earned in Spain that decreased revenues but has no impact on the value of the assets given the regulatory construct.
The strengthening of the U.S. dollar compared to the Colombian peso and Canadian dollar relative to the same period in the prior year decreased revenues by $70 million, which was partly offset by a $37 million favorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $1,322 million represents an increase of $262 million over the same period in the prior due to additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers, partly offset by our recently completed asset sales and the above noted strengthening of the U.S. dollar.
Management service costs totaling $155 million represents a decrease of $44 million over the same period in the prior year.
Interest expense totaling $1,166 million represents an increase of $293 million over the same period in the prior year due to growth in our portfolio, upfinancing completed in the prior year at our North America hydroelectric assets and accelerated financing activities in South America completed in the prior year to fund the growth of our business.
Depreciation expense totaling $1,335 million represents an increase of $160 million over the same period in the prior year due to the growth of our business.
Net income totaling $352 million represents an increase of $274 million over the prior year due to the above noted items and the benefit of a gain on sale of non-core wind assets recognized in the third quarter.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2023	December 31, 2022
Assets held for sale	$—	$938
Current assets	3,109	4,183
Equity-accounted investments	1,707	1,392
Property, plant and equipment, at fair value	56,437	54,283
Total assets	65,563	64,111
Liabilities directly associated with assets held for sale	—	351
Corporate borrowings	2,712	2,548
Non-recourse borrowings	21,659	22,302
Deferred income tax liabilities	6,931	6,507
Total liabilities and equity	65,563	64,111
	Spot FX rates to USD
C$	1.36	1.35
	€0.95	0.93
R$	5.01	5.22
COP	4,054	4,810
Property, plant and equipment
Property, plant and equipment totaled $56.4 billion as at September 30, 2023 compared to $54.3 billion as at December 31, 2022, representing an increase of $2.2 billion. The acquisition of a 136 MW portfolio of operating wind assets in Brazil in the first quarter of 2023, and our continued investments in the development of power generating assets increased property, plant and equipment by $1.9 billion. The weakening of the U.S. dollar versus the Colombian Peso and Brazilian Reais increased property, plant and equipment by $1.5 billion. The increase was partly offset by depreciation expense associated with property, plant and equipment of $1.3 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled nil and nil, respectively, as at September 30, 2023 compared to $938 million and $351 million, respectively, as at December 31, 2022.
In the first quarter of 2023, Brookfield Renewable’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. Brookfield Renewable retained its 22% interest in the investment and accordingly, did not receive any proceeds from the sale. Subsequent to the completion of the sale, Brookfield Renewable no longer consolidates this investment and recognized its interest as an equity-accounted investment.
In the second quarter of 2023, Brookfield Renewable, together with its institutional partners, completed the sale of wind assets in the U.S that were acquired in 2022.
In the third quarter of 2023, Brookfield Renewable completed the sale of its 100% interest in a 95 MW portfolio of wind assets and 100% interest in a 26 MW solar asset in Uruguay.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation and its subsidiaries.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 class A exchangeable subordinated voting shares of BEPC (“Exchangeable shares”) on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per Exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2023 (December 31, 2022: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2023 totaled nil (2022: nil and less than $1 million, respectively).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 30 - Related party transactions in Brookfield Renewable’s December 31, 2022 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Revenues
Power purchase and revenue agreements	$—	$—	$12	$22

Direct operating costs
Energy marketing fee and other services	(2)	—	(7)	(4)

Interest expense
Borrowings	$(7)	$—	$(17)	$—
Contract balance accretion	(3)	(2)	(18)	(14)
	$(10)	$(2)	$(35)	$(14)

Other
Distribution income	$2	$—	$7	$—
Other related party services	$4	$(1)	$19	$(3)

Management service costs	$(43)	$(58)	$(155)	$(199)
(1)Includes financial instrument gain and (loss)

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2023	December 31, 2022
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$60	$54

Due from related parties
Amounts due from	Brookfield	157	105
	Equity-accounted investments and other	55	18
		212	123
Financial instrument assets
	Brookfield	167	395
	Brookfield Reinsurance	8	—

Non-current assets
Other long-term assets
Contract asset	Brookfield	313	341

Amounts due from	Equity-accounted investments and other	130	128

Current liabilities
Contract liability	Brookfield	32	24

Financial instrument liabilities	Brookfield Reinsurance	—	3

Due to related parties
Amounts due to	Brookfield	297	205
	Equity-accounted investments and other	37	24
	Brookfield Reinsurance	307	321
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	40	38
		681	588

Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	3

Corporate borrowings	Brookfield Reinsurance	11	7

Non-recourse borrowings	Brookfield Reinsurance and associates	105	93

Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	1	1
Contract liability	Brookfield	673	662
		$674	$663
Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	$11

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2023, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $28 million and $83 million were declared during the three and nine months ended September 30, 2023 (2022: $24 million and $71 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2023, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2022, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three and nine months ended September 30, 2023 and 2022.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $8 million and $22 million (2022: $8 million and $22 million, respectively) on the perpetual subordinated notes during the three and nine months ended September 30, 2023. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the second quarter of 2023, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preferred Limited Partnership Series 13 Units during the five years commencing May 1, 2023 will be paid at an annual rate of 6.05%.
In December 2022, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and nine months ended September 30, 2023 and 2022.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 class A exchangeable subordinated voting shares of BEPC (“Exchangeable shares”) on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per Exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

As at September 30, 2023, Brookfield Corporation and its affiliates’ held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Corporation owns, directly and indirectly, 304,589,491 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 46% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares), Brookfield Reinsurance Limited owns, directly and indirectly, 8,609,969 LP units and BEPC exchangeable shares, on a combined basis, representing approximately 1% of Brookfield Renewable on a fully-exchanged basis, and the remaining is held by public investors.
During the three and nine months ended September 30, 2023, Brookfield Renewable issued 93,728 and 231,007 LP units, respectively (2022: 43,294 and 190,486 LP units, respectively) under the distribution reinvestment plan at a total value of $2 million and $6 million, respectively (2022: $1 million and $7 million, respectively).
During the three and nine months ended September 30, 2023, holders of BEPC exchangeable shares exchanged 5,150 and 7,725 exchangeable shares, respectively (2022: 3,834 and 11,918 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2022: less than $1 million).
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2023, there were 469,300 LP units (2022: nil) repurchased and cancelled at a total cost of $12 million (2022: nil). An additional 100,000 LP Units were repurchased on September 29, 2023 but were not cancelled until October 4, 2023. During the three and nine months ended September 30, 2023 and 2022, there were nil BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	2,543	2,236	2,445	2,445	$221	$212	$138	$127	$75	$76
Brazil	813	849	1,035	1,035	62	49	45	40	38	31
Colombia	705	1,092	892	924	74	65	39	45	16	23
	4,061	4,177	4,372	4,404	357	326	222	212	129	130
Wind
North America	742	725	941	908	64	70	93	46	74	28
Europe	161	179	162	190	14	19	9	23	4	20
Brazil	190	197	247	210	12	10	11	9	9	7
Asia	189	148	225	154	13	10	10	9	7	6
	1,282	1,249	1,575	1,462	103	109	123	87	94	61
Utility-scale solar	689	569	882	773	83	104	75	114	51	86
Distributed energy & sustainable solutions(1)	501	445	283	266	80	80	50	52	39	43
Corporate	—	—	—	—	—	—	37	30	(60)	(77)
Total	6,533	6,440	7,112	6,905	$623	$619	$507	$495	$253	$243
(1)Actual generation includes 244 GWh (2022: 198 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$357	$326
Other income	4	$7
Direct operating costs	(139)	(121)
Adjusted EBITDA(1)	222	212
Interest expense	(92)	(73)
Current income taxes	(1)	(9)
Funds From Operations	$129	$130

Generation (GWh) – LTA	4,372	4,404
Generation (GWh) – actual	4,061	4,177
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022	2023	2022	2023	2022
North America
United States	1,749	1,269	$85	$84	$93	$78	$56	$52
Canada	794	967	61	61	45	49	19	24
	2,543	2,236	77	74	138	127	75	76
Brazil	813	849	76	58	45	40	38	31
Colombia	705	1,092	77	60	39	45	16	23
Total	4,061	4,177	$77	$67	$222	$212	$129	$130
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $75 million versus $76 million in the prior year as the benefit from higher resources, inflation indexation on our contracted generation and commercial initiatives was offset by unfavourable generation mix due to lower generation in markets with higher contracted prices and higher interest expense due to financing initiatives completed to fund growth.
Brazil
Funds From Operations at our Brazilian business was $38 million versus $31 million in the prior year primarily related to higher average revenue per MWh due to inflation indexation on our contracted generation partially offset by lower resources.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

Colombia
Funds From Operations at our Colombian business was $16 million versus $23 million in the prior year as the benefits from higher average revenue per MWh due to inflation indexation on contracted generation was more than offset by lower resources as the prior year benefited from hydrology levels that were well above LTA (18%).
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$103	$109
Other income	56	19
Direct operating costs	(36)	(41)
Adjusted EBITDA(1)	123	87
Interest expense	(31)	(23)
Current income taxes	2	(3)
Funds From Operations	$94	$61

Generation (GWh) – LTA	1,575	1,462
Generation (GWh) – actual	1,282	1,249
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

The following table presents our proportionate results by geography for wind operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(3)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022	2023	2022	2023	2022
North America
United States	636	577	$66	$75	$87	$37	$73	$25
Canada	106	148	87	88	6	9	1	3
	742	725	69	78	93	46	74	28
Europe(2)	161	179	140	145	9	23	4	20
Brazil	190	197	63	52	11	9	9	7
Asia	189	148	69	68	10	9	7	6
Total	1,282	1,249	$77	$93	$123	$87	$94	$61
(1)Average revenue per MWh adjusted to net the impact of power purchases.
(2)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain.
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

North America
Funds From Operations at our North American business was $74 million versus $28 million in the prior year as the benefit from growth, including the completion of our 850-megawatt repowering project in the U.S, inflation indexation on our contracted generation, and a gain on sale of non-core assets was partially offset by lower resources and lower average revenue per MWh due to generation mix and the weakening of the Canadian dollar versus the U.S. dollar.
Europe
Funds From Operations at our European business was $4 million versus $20 million in the prior year due to lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues but has no impact on value given the regulatory construct, and the benefit from commercial initiatives in the prior year.
Brazil
Funds From Operations at our Brazilian business of $9 million versus $7 million in the prior year due to growth from acquired facilities ($2 million 26 GWh) and higher average revenue per MWh due to inflation indexation on our contracts.
Asia
Funds From Operations at our Asian business was $7 million versus $6 million in the prior year primarily due to growth from our newly acquired and commissioned facilities in China ($1 million and 33 GWh) .
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$83	$104
Other income	14	35
Direct operating costs	(22)	(25)
Adjusted EBITDA(1)	75	114
Interest expense	(28)	(27)
Current income taxes	4	(1)
Funds From Operations	$51	$86

Generation (GWh) – LTA	882	773
Generation (GWh) – actual	689	569
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business was $51 million versus $86 million in the prior year as the benefit from newly commissioned facilities ($2 million and 105 GWh) and higher resources was more than offset after considering the benefit of commercial initiatives undertaken in the prior year and lower average revenue per MWh due to adjustments to the regulated price earned by our Spanish assets that decrease revenues but has no impact on value given the regulatory construct.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$80	$80
Other income	4	7
Direct operating costs	(34)	(35)
Adjusted EBITDA(1)	50	52
Interest expense	(8)	(7)
Current income taxes	(3)	(2)
Funds From Operations	$39	$43

Generation (GWh) – LTA	283	266
Generation (GWh) – actual(2)	501	445
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 244 GWh (2022: 198 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
Funds From Operations at our distributed energy & sustainable solutions business was $39 million versus $43 million in the prior year as the benefit of growth from recent acquisitions and development activities ($4 million and 26 GWh) and higher resources was offset by a decrease in average revenue per MWh due to generation mix and lower contribution from our pumped storage business in the UK due to timing of maintenance outages.
CORPORATE
The following table presents our results for Corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Other income	$46	$39
Direct operating costs	(9)	(9)
Adjusted EBITDA(1)	37	30
Management service costs	(43)	(58)
Interest expense	(28)	(25)
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(26)	(24)
Funds From Operations	$(60)	$(77)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2023:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(16)	$8	$33	$(17)	$(32)	$97	$12	$26	$(11)	$(76)	$24
Add back or deduct the following:
Depreciation	105	26	34	114	19	13	18	83	35	1	448
Deferred income tax expense (recovery) expense	(29)	(1)	3	18	30	—	1	(17)	4	3	12
Foreign exchange and financial instrument loss (gain)	(9)	1	1	(59)	(14)	—	(1)	(29)	(22)	19	(113)
Other(1)	(2)	4	1	12	6	1	—	(14)	17	(17)	8
Management service costs	—	—	—	—	—	—	—	—	—	43	43
Interest expense	75	12	97	40	3	7	14	53	43	26	370
Current income tax expense (recovery)	—	2	6	—	1	1	1	(4)	—	2	9
Amount attributable to equity accounted investments and non-controlling interests(2)	14	(7)	(136)	(15)	(4)	(108)	(35)	(23)	(16)	36	(294)
Adjusted EBITDA	$138	$45	$39	$93	$9	$11	$10	$75	$50	$37	$507
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(102)	$9	$73	$(34)	$(6)	$8	$9	$25	$25	$(84)	$(77)
Add back or deduct the following:
Depreciation	101	23	26	94	15	11	15	69	31	—	385
Deferred income tax expense (recovery) expense	(34)	(1)	6	—	8	—	1	(2)	2	(21)	(41)
Foreign exchange and financial instrument loss (gain)	126	(1)	(10)	(35)	(3)	—	(1)	(7)	1	—	70
Other(1)	2	2	(1)	16	20	4	2	48	10	63	166
Management service costs	—	—	—	—	—	—	—	—	—	58	58
Interest expense	73	12	67	43	3	8	12	47	20	28	313
Current income tax expense	—	2	26	—	—	1	1	2	1	—	33
Amount attributable to equity accounted investments and non-controlling interests(2)	(39)	(6)	(142)	(38)	(14)	(23)	(30)	(68)	(38)	(14)	(412)
Adjusted EBITDA	$127	$40	$45	$46	$23	$9	$9	$114	$52	$30	$495
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended September 30:

(MILLIONS)	2023	2022
Net income (loss)	$24	$(77)
Add back or deduct the following:
Depreciation	448	385
Deferred income tax recovery expense (recovery)	12	(41)
Foreign exchange and financial instruments (gain) loss	(113)	70
Other(1)	8	166
Amount attributable to equity accounted investments and non-controlling interest(2)	(126)	(260)
Funds From Operations	$253	$243
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended September 30:

	2023	2022
Basic loss per LP unit(1)	$(0.14)	$(0.25)
Depreciation	0.38	0.36
Foreign exchange and financial instruments (gain) loss	(0.06)	0.16
Deferred income tax recovery	(0.01)	(0.08)
Other(2)	0.21	0.19
Funds From Operations per Unit(3)	$0.38	$0.38
(1)During the three months ended September 30, 2023, on average there were 288.8 million LP units outstanding (2022: 275.2 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(3)Average units outstanding, for the three months ended September 30, 2023, were 666.9 million (2022: 645.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. These markets are highly contracted, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	Balance of 2023	2024	2025	2026	2027
Hydroelectric
North America
United States(1)	1,733	6,926	6,542	5,826	5,333
Canada	830	3,620	3,620	3,620	3,620
	2,563	10,546	10,162	9,446	8,953
Wind
North America
United States	746	2,963	2,965	2,919	2,792
Canada	320	1,102	1,102	1,031	890
	1,066	4,065	4,067	3,950	3,682
Brazil	176	758	821	821	821
Europe	228	906	905	898	891
Asia	214	614	614	614	622
	1,684	6,343	6,407	6,283	6,016
Utility-scale solar	618	2,664	2,659	2,655	2,650
Distributed energy & sustainable solutions	189	955	949	937	919
Contracted on a proportionate basis	5,054	20,508	20,177	19,321	18,538
Uncontracted on a proportionate basis	523	2,714	3,045	3,901	4,684
Long-term average on a proportionate basis	5,577	23,222	23,222	23,222	23,222
Non-controlling interests	6,726	27,503	27,503	27,503	27,503
Total long-term average	12,303	50,725	50,725	50,725	50,725
Contracted generation as a % of total generation on a proportionate basis	91%	88%	87%	83%	80%
Price per MWh – total generation on a proportionate basis	$80	$84	$85	$86	$87
(1)Includes generation of 391 GWh for 2023, 1,442 GWh for 2024, and 1,360 GWh for 2025, 1,171 GWh for 2026, and 655 GWh for 2027 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 15 years in North America, 12 years in Europe, 10 years in Brazil, 4 years in Colombia, and 14 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (41%), distribution companies (22%), commercial & industrial users (22%) and Brookfield (15%).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 89% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Commercial paper(1)	126	249	126	249
Debt
Medium term notes(2)	2,597	2,307	2,597	2,307
Non-recourse borrowings(3)	—	—	21,701	22,321
	2,597	2,307	24,298	24,628
Deferred income tax liabilities, net(4)	—	—	6,750	6,331
Equity
Non-controlling interest	—	—	16,770	14,755
Preferred equity	570	571	570	571
Perpetual subordinated notes	592	592	592	592
Preferred limited partners' equity	760	760	760	760
Unitholders' equity	9,627	9,608	9,627	9,608
Total capitalization	$14,146	$13,838	$59,367	$57,245
Debt-to-total capitalization(1)	18%	17%	41%	43%
Debt-to-total capitalization (market value)(1)(5)	14%	11%	38%	39%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $11 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $739 million (2022: $1,838 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $132 million (2022: $124 million) of deferred financing fees and $90 million (2022: $105 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	September 30, 2023	December 31, 2022
Brookfield Renewable's share of cash and cash equivalents	$506	$444
Investments in marketable securities	311	211
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Authorized letter of credit facility	500	500
Issued letters of credit	(319)	(344)
Available portion of corporate credit facilities	2,556	2,531
Available portion of subsidiary credit facilities on a proportionate basis	1,019	509
Available liquidity	$4,392	$3,695
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2023			December 31, 2022
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total	Interest rate (%)(1)	Term (years)	Total
Corporate borrowings
Credit facilities	N/A	5	—	N/A	5	—
Commercial paper	6.0	<1	126	5.1	<1	249
Medium term notes	4.3	10	$2,597	4.1	11	$2,307
Proportionate non-recourse borrowings(2)
Hydroelectric	5.9	12	5,017	5.7	13	5,150
Wind	5.0	8	1,910	4.6	9	1,935
Utility-scale solar	4.7	13	2,275	3.6	13	2,367
Distributed energy & sustainable solutions	5.0	9	944	4.3	9	897
	5.4	12	10,146	4.9	12	10,349
			12,869			12,905
Proportionate unamortized financing fees, net of unamortized premiums			(58)			(64)
			12,811			12,841
Equity-accounted borrowings			(602)			(373)
Non-controlling interests and other(3)			12,162			12,382
As per IFRS Statements			$24,371			$24,850
(1)Includes cash yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liability.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2023:

(MILLIONS)	Balance of 2023	2024	2025	2026	2027	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$295	$—	$368	$1,934	$2,597

Non-recourse borrowings
Hydroelectric	—	115	344	322	168	1,398	2,347
Wind	18	53	—	78	—	488	637
Utility-scale solar	9	3	—	41	—	436	489
Distributed energy & sustainable solutions	—	—	158	3	3	270	434
	27	171	502	444	171	2,592	3,907
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	37	157	158	173	146	1,999	2,670
Wind	38	131	138	132	131	703	1,273
Utility-scale solar	43	127	138	128	132	1,218	1,786
Distributed energy & sustainable solutions	18	43	37	31	30	351	510
	136	458	471	464	439	4,271	6,239
Total	$163	$629	$1,268	$908	$978	$8,797	$12,743
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $11 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2027 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Cash flow provided by (used in):
Operating activities	363	394	1,408	1,135
Financing activities	10	892	520	2,069
Investing activities	(530)	(1,184)	(1,906)	(2,923)
Foreign exchange gain (loss) on cash	(16)	(30)	14	(50)
Increase in cash and cash equivalents	$(173)	$72	$36	$231
Operating Activities
Cash flows provided by operating activities for the three and nine months ended September 30, 2023 totaled $363 million and $1,408 million, respectively, compared to $394 million and $1,135 million in 2022, respectively, reflecting the strong operating performance of our business during the period.
Financing Activities
Cash flows provided by financing activities totaled $10 million and $520 million for the three and nine months ended September 30, 2023, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth as discussed below and allowed us to generate net proceeds of $2 billion for the nine months ended September 30, 2023, including the issuance of C$400 million ($293 million) of medium term notes and $630 million of equity financing net of transaction fees through a bought deal of both LP units and BEPC exchangeable shares, a concurrent private placement of LP units during the second quarter of 2023and a concurrent private placement of LP units during the second quarter of 2023.
Distributions paid during the three and nine months ended September 30, 2023 to Unitholders were $250 million and $739 million, respectively (2022: $228 million and $686 million, respectively). We increased our distributions to $1.35 per LP unit in 2023 on an annualized basis (2022: $1.28), representing a 5.5% increase per LP unit, which took effect in the first quarter of 2023. The distributions paid during the three and nine months ended September 30, 2023, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinate notes, and participating non-controlling interests in operating subsidiaries totaled $265 million and $714 million, respectively (2022: $252 million and $1,109 million).
Cash flows provided by financing activities totaled $892 million and $2,069 million for the three and nine months ended September 30, 2022, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $1,313 million and $3,679 million of net proceeds from corporate, non-recourse upfinancings and related party borrowings for the three and nine months ended September 30, 2022, as well as issue $115 million of fixed rate green perpetual Class A preferred limited partnership units during the second quarter of 2022.
Investing Activities
Cash flows used in investing activities totaled $530 million and $1,906 million for the three and nine months ended September 30, 2023, respectively. During the year, we invested $630 million (net of asset sales) into growth including investments in a renewable platforms in India with 14,500 megawatts of operating and development assets, a 136 MW portfolio of operating wind assets in Brazil, a distributed generation platform with approximately 730 MW of development pipeline in Brazil, and a 200 MW solar development project in China. Our continued investment in our property, plant and equipment, including the construction of over 200 MW of our utility-scale solar facility in Brazil, 100 MW of our utility-scale solar facility in Colombia, 148 MW of wind assets in China, as well as the continued advancement of over 100 MW of distributed energy portfolio in the United States and 400 MW of wind assets in Brazil and United States was $604 million and 1,660 million for the three and nine months ended September 30, 2023, respectively, were partially offset by proceeds of $178 million and $629 million generated from the sale of non-core wind and solar assets and securities for the three and nine months ended September 30, 2023, respectively.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

Cash flows used in investing activities totaled $1,184 million and $2,923 million for the three and nine months ended September 30, 2022. During the quarter, we invested $1,381 million into growth, including a 20 GW portfolio of utility solar and energy storage development platform in the United States, a distributed generation developer with 500 MW of contracted operating and under construction assets in the United States, a 1.7 GW portfolio of utility-scale solar development assets in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the acquisitions of over 400 MW of operating and development wind portfolios in Brazil and China, as well as the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, was $577 million and $1,478 million for the three and nine months ended September 30, 2022, respectively.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	September 30, 2023	December 31, 2022
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)	38,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares
Balance, beginning of year	172,218,098	172,203,342
Issuance	7,441,893	27,064
Exchanged for BEP LP units	(7,725)	(12,308)
Balance, end of period	179,652,266	172,218,098
LP units
Balance, beginning of year	275,358,750	275,084,265
Issuance	13,348,270	—
Repurchase of LP units for cancellation	(469,300)	—
Distribution reinvestment plan	231,007	262,177
Issued in exchange for BEPC exchangeable shares	7,725	12,308
Balance, end of period	288,476,452	275,358,750
Total LP units on a fully-exchanged basis(3)	662,616,657	642,064,787
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and nine months ended September 30:

	Three months ended September 30, 2023				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022
Class A Preference Shares	$7	$6	$7	$6	$20	$19	$20	$19
Perpetual Subordinated Notes	8	8	8	9	22	22	22	22
Class A Preferred LP units	11	10	11	10	31	33	31	33
Participating non-controlling interests – in operating subsidiaries	240	227	239	227	641	1,035	641	1,035
GP interest and incentive distributions	29	25	30	25	86	75	87	74
Redeemable/Exchangeable partnership units	66	62	66	62	199	188	197	186
BEPC Exchangeable shares	61	55	61	54	180	165	180	165
LP units	97	88	93	87	286	267	275	261
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	316	153	456	535
Net income	298	137	378	493
(1)Brookfield Renewable's total revenues for the three and nine months ended September 30, 2023 were $1,179 million and $3,715 million, respectively (2022: $1,105 million and $3,515 million, respectively).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

(MILLIONS)	September 30, 2023	December 31, 2022
Current assets(1)	$828	$820
Total assets(2)(3)	2,269	2,253
Current liabilities(4)	8,075	7,862
Total liabilities(4)	8,090	7,877
(1)Amount due from non-guarantor subsidiaries was $819 million (2022: $809 million).
(2)Brookfield Renewable's total assets as at September 30, 2023 and December 31, 2022 were $65,563 million and $64,111 million.
(3)Amount due from non-guarantor subsidiaries was $2,174 million (2022: $2,167 million).
(4)Amount due to non-guarantor subsidiaries was $7,763 million (2022: $7,408 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2023, letters of credit issued amounted to $1,559 million (2022: $1,609 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2023			2022				2021
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	16,800	18,622	17,636	17,692	15,097	16,280	15,097	14,946
Total Generation (GWh) – actual	15,870	17,798	18,875	16,450	14,906	16,488	15,196	14,585
Proportionate Generation (GWh) – LTA	7,112	8,403	7,899	7,655	6,905	8,152	7,414	7,197
Proportionate Generation (GWh) – actual	6,533	7,543	8,243	6,826	6,440	7,978	7,425	6,637
Revenues	$1,179	$1,205	$1,331	$1,196	$1,105	$1,274	$1,136	$1,091
Net income (loss) to Unitholders	(64)	(39)	(32)	(82)	(136)	1	(78)	(57)
Basic and diluted loss per LP unit	(0.14)	(0.10)	(0.09)	(0.16)	(0.25)	(0.03)	(0.16)	(0.12)
Funds From Operations	253	312	275	225	243	294	243	214
Funds From Operations per Unit	0.38	0.48	0.43	0.35	0.38	0.46	0.38	0.33
Distribution per LP Unit	0.34	0.34	0.34	0.32	0.32	0.32	0.32	0.30

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	9,147	8,858	9,247	9,251	$830	$745	$549	$472	$347	$325
Brazil	3,082	2,868	3,063	3,040	181	142	132	127	112	100
Colombia	2,619	3,189	2,652	2,738	206	205	134	143	60	84
	14,848	14,915	14,962	15,029	1,217	1,092	815	742	519	509
Wind
North America	2,793	2,927	3,468	3,264	222	241	238	160	185	110
Europe	587	633	643	682	89	102	73	102	57	89
Brazil	472	424	561	503	29	23	24	19	19	14
Asia	562	436	688	426	36	29	29	25	19	16
	4,414	4,420	5,360	4,875	376	395	364	306	280	229
Utility-scale solar	1,836	1,464	2,296	1,859	281	297	251	308	168	224
Distributed energy & sustainable solutions(1)	1,218	1,044	767	708	240	207	169	147	136	118
Corporate	—	—	—	—	—	—	53	38	(263)	(300)
Total	22,316	21,843	23,385	22,471	$2,114	$1,991	$1,652	$1,541	$840	$780
(1)Actual generation includes 537 GWh (2022: 401 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2023:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$173	$27	$156	$56	$(27)	$98	$38	$19	$68	$(256)	$352
Add back or deduct the following:
Depreciation	314	75	93	345	57	37	55	250	107	2	1,335
Deferred income tax (recovery) expense	(33)	(2)	7	29	35	(2)	(3)	(12)	(18)	(26)	(25)
Foreign exchange and financial instrument gain	(98)	(1)	(8)	(178)	(8)	—	(3)	(55)	(72)	(9)	(432)
Other(1)	9	9	3	(14)	45	7	—	(13)	41	32	119
Management service costs	—	—	—	—	—	—	—	—	—	155	155
Interest expense	256	37	267	141	8	22	41	186	107	101	1,166
Current income tax expense	1	6	60	1	3	4	5	7	—	2	89
Amount attributable to equity accounted investments and non-controlling interests(2)	(73)	(19)	(444)	(142)	(40)	(142)	(104)	(131)	(64)	52	(1,107)
Adjusted EBITDA	$549	$132	$134	$238	$73	$24	$29	$251	$169	$53	$1,652
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(110)	$34	$274	$(80)	$36	$(1)	$21	$34	$87	$(217)	$78
Add back or deduct the following:
Depreciation	309	68	84	289	49	33	46	203	92	2	1,175
Deferred income tax (recovery) expense	(49)	(2)	37	7	31	3	—	(9)	2	(56)	(36)
Foreign exchange and financial instrument loss (gain)	238	(3)	(35)	(62)	(2)	2	(1)	10	(8)	(20)	119
Other(1)	13	8	(13)	28	32	12	2	102	17	77	278
Management service costs	—	—	—	—	—	—	—	—	—	199	199
Interest expense	220	35	165	122	9	20	37	133	55	77	873
Current income tax expense	2	8	82	—	2	3	3	5	1	—	106
Amount attributable to equity accounted investments and non-controlling interests(2)	(151)	(21)	(451)	(144)	(55)	(53)	(83)	(170)	(99)	(24)	(1,251)
Adjusted EBITDA	$472	$127	$143	$160	$102	$19	$25	$308	$147	$38	$1,541
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the for the nine months ended September 30:

(MILLIONS)	2023	2022
Net income	$352	$78
Add back or deduct the following:
Depreciation	1,335	1,175
Deferred income tax (recovery)	(25)	(36)
Foreign exchange and financial instruments loss (gain)	(432)	119
Other(1)	119	278
Amount attributable to equity accounted investments and non-controlling interest(2)	(509)	(834)
Funds From Operations	$840	$780
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the nine months ended September 30:

	Nine months ended September 30
	2023	2022
Basic loss per LP unit(1)	$(0.34)	$(0.44)
Depreciation	1.14	1.10
Foreign exchange and financial instruments loss (gain)	(0.19)	0.22
Deferred income tax recovery	(0.07)	(0.12)
Other	0.75	0.45
Funds From Operations per Unit(2)	$1.29	$1.21
(1)During the nine months ended September 30, 2023, on average there were 280.6 million (2022: 275.2 million).
(2)Average units outstanding for the nine months ended September 30, 2023 were 654.2 million (2022: 645.8 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect on the consolidated statements of cash flows is an increase to the ending balance of Cash and cash equivalents by $283 million, and a decrease of $49 million and $149 million to cash used in investing activities, respectively, for the three and nine months ended September 30, 2022.
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Developments (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods on or after January 1, 2023. Brookfield Renewable has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of the 50% interest in X-Elio that was currently not owned for total consideration of $918 million ($76 million net to Brookfield Renewable for approximately 4% interest). Brookfield Renewable now holds an approximate 17% economic interest in the investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for approximately $1.08 billion (approximately $270 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable together with its institutional partners, subscribed for additional shares in Cleanmax for INR 9.8 billion ($118 million) (approximately INR $2 billion ($23.6 million) net to Brookfield Renewable). This subscription increased the total interest to approximately 36% (approximately 7% net to Brookfield Renewable) and results in majority control of the board of directors.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a leading independent UK renewables developer with approximately 260 MW of onshore wind assets and approximately 800 MW of near-term developments, and an additional 3 GW of later stage projects, for £483 million ($589 million) (expected £97 million ($118 million) net to Brookfield Renewable). The transaction is subject to customary closing conditions and is expected to close in the fourth quarter of 2023.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2022 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, renewable natural gas, carbon capture and storage, recycling, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our facilities; supply, demand, volatility and marketing in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; an increase in the amount of uncontracted generation in our portfolio or adverse changes to the hydrological balancing pool administered by the government of Brazil (“MRE”); availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labor disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; the COVID-19 pandemic, as well as the direct and indirect impacts that a pandemic may have, or any other pandemic; our inability to finance our operations and fund growth due to the status of the capital markets or our ability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; changes to our current business, including through future sustainable solutions investments; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; political instability or changes in government policy negatively impacting our business or assets;some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP Units, preferred limited partnership units in the capital of Brookfield Renewable or securities exchangeable for LP Units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP Units or BEPC exchangeable shares; our dependence on Brookfield and Brookfield’s significant influence over us; the departure of some or all of Brookfield’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; Brookfield acting in a way that is not in our best interests or our shareholders or our unitholders; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; failure of our systems technology; any changes in the market price of the LP Units and BEPC exchangeable shares; and the redemption of BEPC

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

exchangeable shares by us at any time or upon notice from the holders of the BEPC class B shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward- looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the audited annual consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2023

Brookfield Renewable Partners L.P.

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